Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

SHIRE PLC ASSIGNED INVESTMENT GRADE CREDIT RATINGS BY MOODY’S AND S&P

Dublin, Ireland — January 28, 2016 — Shire plc (LSE: SHP, NASDAQ: SHPG) announces today that it has been assigned investment grade credit ratings by the world’s two leading credit rating agencies, Moody’s Investor Service and Standard & Poor’s. Both long-term credit ratings, Baa3 and BBB-, respectively, have ‘stable’ outlooks.

The public credit ratings announced today, the first in the company’s 30 year history, provide Shire with access to a wide range of funding sources.

Jeff Poulton, Shire’s CFO, commented “The financing of our combination with Baxalta was structured with the intention of maintaining investment grade ratings for the combined entity.  We are delighted that by assigning Shire an investment grade rating, the agencies have recognised our strong business profile enhanced by the pending acquisition of Baxalta.”

For further information please contact:

Investor Relations
Matt Osborne	mattosborne@shire.com	+ 1 781 482 9502
Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157

NOTES TO EDITORS

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

We focus on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

www.shire.com

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in Baxalta’s current Registration Statement on Form S-1, as amended, and in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kayklandone@baxalta.com or (224) 948-3371.

The statements in this communication are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015.Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.